Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Tel: (212) 735-3000
December 14, 2010
VIA EDGAR AND BY FAX
Mr. Justin Dobbie
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Facsimile: (703) 813-6967

Re:	Swift Transportation Company Registration Statement on Form S-1 (No. 333-168257)
Dear Mr. Dobbie:
     I am writing on behalf of Swift Transportation Company, a Delaware corporation formerly known as Swift Holdings Corp. (the “Company”), in response to the oral comment received on December 13, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement, originally filed by the Company with the Commission on July 22, 2010 and amended on September 3, 2010, November 8, 2010, November 30, 2010 and December 10, 2010 (“Amendment No. 4”).
     The Staff requested that the Company file all schedules and exhibits to the form of Credit Agreement by and among Swift Transportation Co., LLC, the Company and other guarantors, and the lenders and agents parties thereto that was filed as Exhibit 10.1 to Amendment No. 4 (the “New Credit Agreement”), which is expected to be entered into in connection with the closing of the initial public offering of the Company’s Class A common stock, par value $0.01 per share (the “Offering”). As discussed with the Staff, as the New Credit Agreement will not be entered into until the closing of the Offering, the schedules and exhibits to New Credit Agreement have not yet been finalized or, in some cases, drafted and, as such, the Company is not able to file them prior to the effectiveness of the Registration Statement. The Company confirms to the Staff that it intends to file a copy of the executed New Credit Agreement, together with all schedules and exhibits, as an exhibit to a periodic report under the Securities Exchange Act of 1934, following the closing of the Offering.

Mr. Justin Dobbie
Securities and Exchange Commission
December 14, 2010
Page - 2 -
     Please telephone the undersigned at (212) 735-4112 if you have any questions or need any additional information.
Very truly yours,
/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	James Fry, Executive Vice President,
   General Counsel and Corporate
   Secretary, Swift Transportation Company
Stephen F. Arcano, Partner, Skadden, Arps,
   Slate, Meagher & Flom LLP
Earl Scudder, Principal, Scudder Law Firm, P.C., L.L.O.
Mark Scudder, Principal, Scudder Law Firm, P.C., L.L.O.